Filed Pursuant to Rule 433
Registration No. 333-134179
Pricing Term Sheet
PepsiAmericas, Inc.
$350,000,000 4.375% Notes due 2014

Issuer:	PepsiAmericas, Inc.
Ratings:	Baa1 / A / A
Size:	$350,000,000
Trade Date:	February 9, 2009
Settlement Date:	February 12, 2009
Maturity:	February 15, 2014
Optional Redemption:	Make Whole at T+40 basis points
Benchmark:	1.75% due January 31, 2014
Benchmark Treasury Yield:	2.017%
Re-offer Spread:	+250 bps
Public Offering Yield:	4.517%
Coupon:	4.375%
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2009
Public Offering Price:	99.369%
CUSIP Number:	71343PAF8
Joint Bookrunning Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.
Co-Managers:	Wachovia Capital Markets, LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated Loop Capital Markets, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, any related prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free or e-mailing at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or calling J.P. Morgan Securities Inc. at (212) 834-4533